

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Robert Russell ("Rusty") Hutson, Jr.
Chief Executive Officer
Diversified Energy Co PLC
1600 Corporate Drive
Birmingham, AL 35242

> **Re: Diversified Energy Co PLC**
> **Registration Statement on Form F-1**
> **Filed August 20, 2024**
> **File No. 333-281669**

Dear Robert Russell ("Rusty") Hutson, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Hillary Holmes